Rec'd 11/21/07



07008346

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 9/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gremo Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Apple Accounting + Financial Services LLC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 21 2007
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

PROCESSED
JAN 03 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/2/08

RECEIVED
2007 NOV 21 PM 11: 52
SEC / MR

GREMO INVESTMENTS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

Apple Accounting & Financial Services, LLC
Certified Public Accountants

GREMO INVESTMENTS, INC.

TABLE OF CONTENTS

Apple Accounting & Financial Services
Certified Public Accountants
1051 Perimeter Drive, Suite 400
Schaumburg, IL 60173
Telephone: 630-766-9401
Telefax: 630-766-9403
Email: mbirt@appletaxes.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Gremo Investments, Inc.
2724 Plante Road
North Aurora, IL 60542

We have audited the accompanying consolidated statement of financial condition of Gremo Investments, Inc. as of September 30, 2007 and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended that you are filling pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gremo Investments, Inc. at September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Apple Financial Services, LLC
Certified Public Accountants

November 2, 2007

Gremo Investments, Inc.
STATEMENT OF FINANCIAL CONDITION
As of September 30, 2007

	Sep 30, 07
ASSETS	
Current Assets	
Checking/Savings	
Charter One Bank	921
Charter One Bank MM	25,365
Harris Bank	10,220
Total Checking/Savings	36,506
Total Current Assets	36,506
TOTAL ASSETS	36,506
LIABILITIES & EQUITY	
Equity	
Capital Stock	1,000
Retained Earnings	10,319
Net Income	25,187
Total Equity	36,506
TOTAL LIABILITIES & EQUITY	36,506

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF OPERATIONS
Through September 2007

	Oct '06 - Sep 07
Ordinary Income/Expense	
Income	
Commission income	19,024
Total Income	19,024
Expense	
Advertising	500
Application Fees	26
Commission	27,398
Corporations Annual Report	100
Dues and Subscriptions	225
Licenses and Permits	1,704
Professional Development	428
Professional Fees	770
Taxes	82
Total Expense	31,233
Net Ordinary Income	-12,209
Other Income/Expense	
Other Income	
Interest Income	746
Other Income	35,000
Total Other Income	35,746
Net Other Income	35,746
Net Income	23,537

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF CASH FLOWS
Through September 2007

	Oct '06 - Sep 07
OPERATING ACTIVITIES	
Net Income	23,535
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Cash premium acct	6,000
Net cash provided by Operating Activities	29,535
Net cash increase for period	29,535
Cash at beginning of period	6,971
Cash at end of period	36,506

See Notes to the Financial Statements

Gremo Investments, Inc.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2007

1.	Total ownership equity as previously reported	12,971
2.	Net income (loss) for the period	23,537
3.	Other additions to capital	0
4.	Dividends	0
5.	Other deductions from capital (rounding)	-2
6.	Balance	36,506

See Notes to the Financial Statements.

Gremo Investments, Inc.
STATEMENT OF THE COMPUTATION
OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF SEPTEMBER 30, 2007

Net Capital

1.	Current assets	36,506
2.	Total liabilities	-0-
3.	Deductions from total liabilities	-0-
4.	Net capital	36,506

Charges Against Net Capital -0-

Net Capital Computation

14.	Adjusted net capital	36,506
15.	Net capital required	(5,000)
16.	Excess net capital	31,506

See Notes to the Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Corporation is engaged in business of providing financial consulting services to clients. An analysis is done of each individual investor to determine the financial needs. Any investments made by clients are placed directly with various mutual fund companies. No customer money is handled directly by Gremo Investments, Inc. or any of its representatives.

Basis of Accounting

The Corporation uses the accrual basis of accounting for financial statement reporting purposes, which recognizes income when earned and expenses when incurred.

The Corporation uses the cash basis of accounting for income tax reporting purposes, which recognizes income when cash is received and expenses and assets when cash is paid.

Income Taxes

The Corporation, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Gremo Investments, Inc.

SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2007

	Sep 30, 07
Total Members Equity	36,506
Deductions and/or Charges	-
Net Capital	36,506
Aggregate Indebtedness	-
Ratio: Aggregate indebtedness to Net Capital	0%
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required to be Maintained	5,000
Net Capital	36,506
Excess Net Capital	31,506

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of September 30, 2007.
Therefore, a reconciliation is not provided.

Apple Accounting & Financial Services
Certified Public Accountants
1051 Perimeter Drive, Suite 400
Schaumburg, IL 60173
Telephone: 630-766-9401
Fax: 630-766-9403
Email: mbirt@appletaxes.com

To the Board of Directors
Gremo Investments, Inc.
14156 S Cicero Ave
Crestwood, IL 60445

In planning and performing our audit of the financial statements of Gremo Investments, Inc. (the Company), for the period ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Apple Financial Services, LLC
Certified Public Accountants

November 2, 2007

Apple Accounting & Financial Services, LLC
Certified Public Accountants
1051 Perimeter Drive, Suite 400
Schaumburg, IL 60173
630.766.9401 telephone
630.766.9403 facsimile

October 25, 2007

Mr. Edward J. Gremo, Jr.
Gremo Investments Inc.
2724 Plante Road
North Aurora, IL 60542

Dear Mr. Gremo:

We are pleased to confirm our understanding of the services we are to provide for Gremo Investments, Inc. for the period ended September 30, 2007.

We will audit the statement of financial condition as of September 30, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the period then ended. We will also continue to provide successive audits on an annual basis until we are notified that you wish to terminate our services. In addition, w will include in your report the supplemental information required by SEC Rule 17a5 that will be subjected to the auditing procedures applied in our audit of the financial statements.

Our audit will be made in accordance with auditing standards generally accepted in the United States of America and with the audit requirements f the Securities and Exchange Commission and will include tests of your accounting records and other procedures we consider necessary to enable us to express an unqualified opinion that your financial statements are fairly presented in conformity with generally accepted accounting principles consistently applied. If our opinion is other than unqualified, we will fully discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit, we will not issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence wit selected customers, creditors, and banks. We will request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our examination, we will also request certain written representations from you about the financial statements and related matters.

We intend to provide you with sufficient annual audit reports to file with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., your state of domicile (if that state requires the filing of an annual audit report) and three additional report copies for other internal or specified uses. An amount of $6.00 per report will be charged for any additional reports requested.

This agreement may be terminated by either party at any time prior to the commencement of the audit field work.

We appreciate the opportunity to be of service to you and believe that this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy of this letter in the space provided and return it to us.

Very truly yours,



Maurice W. Birt, JD, CPA

RESPONSE:

This letter correctly sets forth the understanding of Gremo Investments, Inc.



Signature

PRESIDENT 11-2-07

Title Date

Gremo Investments, Inc.
2724 Plante Road
North Aurora, IL 60542

November 2, 2007

Apple Accounting and Financial Services, LLC.
Certified Public Accountants
1051 Perimeter Dr Ste 400
Schaumburg, IL 60173-5853

In connection with your audit of the financial statements of Gremo Investments, Inc. as of September 30, 2007. and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the assets, liabilities, stockholder's equity, revenue and expenses of Investors Referral Service, Inc., we confirm, to the best of our knowledge and belief, the representations made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of assets, liabilities, stockholder's equity, revenue and expenses. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

2. We have made available to you all:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of action of recent meetings for which minutes have not yet been prepared.

3. There have been no:

   a. Fraudulent financial reporting or misappropriation of assets involving management or employees who have significant roles in internal control.

   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with. or deficiencies in, financial reporting practices

4. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Guarantees, whether written or oral, under which the company is liable.

   c. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

   d. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

   e. Agreements to repurchase assets previously sold.

6. There are no:

   a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer had advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Provision, when material, has been made to reduce excess or obsolete inventories to their estimated net realizable value.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments.

12. Provision has been made for any material loss to be sustained as a result of purchase commitments for inventory quantities in excess of normal requirements or at prices in excess of the prevailing market prices.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances.

15. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements. We understand that near term means the period within one year of the date of the financial statements.

16. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.


Signature


Title

END